Exhibit 99.1

12 – 768 Seymour Street
Vancouver, British Columbia
Canada V6B 3K9

Maria D. Preovolos	604 697-8035 Telephone
Associate General Counsel	604 899-1289 Facsimile

June 18, 2013

SEDAR FILED

Ontario Securities Commission

22nd floor, 20 Queen Street West

Toronto, ON

Purchase of Common Shares pursuant to an order exempting TELUS Corporation from sections 94 to 94.8 and 97 to 98.7 of the Ontario Securities Act (the “Exemption Order”)

TELUS Corporation purchased 1,250,000 Common Shares from an arm’s length third party seller through private agreement for an aggregate purchase price of $41,230,750 on June 17, 2013.  The Common Shares purchased will be cancelled. This notification is being filed pursuant to the Exemption Order.

Yours truly,

“Maria Preovolos”

Maria Preovolos